EXhibit 99.3

                                  ELECTION FORM
                                       FOR
                       COKE CAROLINA MERGER CONSIDERATION

        This election is being made pursuant to, and subject to, Article II of that certain merger agreement between Coca-Cola Bottling Co. Consolidated ("Consolidated"), Sumter Merger Corporation, Inc., and Carolina Coca-Cola Bottling Company, Inc. ("Carolina") (the "Merger Agreement") and dated March 26, 1999. Capitalized terms in this election have the meaning as defined in the Merger Agreement.

        PART ONE: Basic Election. I do hereby irrevocably elect as follows as to the payment of my portion of the Merger Consideration:

               1.     Mandatory Cash                             =         3.5%
               2.     Additional Cash                            =        ____%
               3.     Consolidated Installment Note              =        ____%
               4.     Consolidated Common Stock                  =        ____%
                                                      Total      =         100%
                                                                           ===

        I acknowledge that Merger Agreement Article II provides the Shareholders must, as a group, elect to take at least 51% (but no more than 60%) of the Merger Consideration in Consolidated Common Stock. Thus, I understand (a) that if the Carolina Coke Shareholders, as a group, do not elect to take at least 51% of the Merger Consideration in Consolidated Common Stock, then the amount of the election as to Consolidated Common Stock will be increased (as provided in Merger Agreement Article II) so that such 51% threshold is met; and (b) that if the Carolina Coke Shareholders, as a group, elect to take more than 60% of the Merger Consideration in Consolidated Common Stock, then such elections as to Consolidated Common Stock shall be automatically amended to reduce the amount of Consolidated Common Stock received (as provided in Merger Agreement Article II) to equal 60% of the Merger Consideration and that the elections as to Mandatory and Additional Cash and Installment Notes (considered together) will be increased pro rata correspondingly.

Merger Consideration
Election Form -- p. 2 of 2


        PART TWO: Supplemental Election if Basic Election is for Maximum Amount of Stock: If (1) my election as to Consolidated Common Stock is reduced as described in clause (b) of the foregoing paragraph AND (2) I have NOT elected above to receive any part of the Merger Consideration in Additional Cash or Installment Notes, then I elect for the corresponding increases contemplated by the Merger Agreement will be (CHECK ONLY ONE):

               [ ]      Cash Only

               [ ]      Installment Notes Only

               [ ] Cash and Installment Notes on a ratio of ____:____ (including the Mandatory Cash Election as part of the first part of that ratio)

Failure to complete the foregoing will be deemed an election to adjust this election in accordance with the Merger Agreement.

        CAVEAT RE SCOPE. I further understand that this document does not apply to the Additional Merger Consideration which shall be paid in cash except as provided in Merger Agreement SS 2.2(b)(iii)(A).

        Signed on ____________ __, 1999.


                                         ______________________________________
                                                      [signature]

                                            Print Name:________________________


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